ArentFox Schiff LLP
1717 K Street, NW
Washington, DC 20006
202.857.6000 main
202.857.6395 fax
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Marc Rivera
Partner
202.350.3643 direct
marc.rivera@afslaw.com

July 10, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Attention: Christie Wong, Michael Fay, Jane Park and Margaret Sawicki

Re:	YD Bio Limited

Amendment No. 7 to Registration Statement on Form F-4

Filed July 7, 2025

File No. 333-283428

Ladies and Gentlemen:

This letter is being submitted on behalf of YD Bio Limited (the “Company”) in response to the comment letter, dated July 9, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 7 to Registration Statement on Form F-4 filed on July 7, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 8 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

Amendment No. 7 to Form F-4 filed July 7, 2025

Exhibits

1.	We note Assumption 2(n) in the legal opinion filed as Exhibit 5.1: “the issue of any Offering Shares pursuant to the Registration Statement and the Merger Agreement, and the issue of the Warrant Shares upon the exercise of the Warrants pursuant to the Merger Agreement and the Warrant Agreement at the time of issuance, whether as principal issue or on the conversion, exchange or exercise of any Ordinary Shares or Warrants, would not result in the Company exceeding its then authorised share capital; and upon the issue of any such Ordinary Shares, the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof.” Please remove this assumption as counsel can not assume that the registrant has sufficient authorized shares. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the above referenced assumption has been removed from the Exhibit 5.1 opinion and replaced in its entirety with an assumption that the authorized share capital of the Company will not change before the issuance of the Offering Shares and Warrant Shares.

2.	We note that Pubco Warrants are registered pursuant to this registration statement, and the only legal opinion opining on the registered securities, filed as Exhibit 5.1, does not opine on the Pubco Warrants. Please advise whether a separate legal opinion opining on the Pubco Warrants will be filed. Refer to Staff Legal Bulletin No. 19.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that a separate legal opinion opining on the Pubco Warrants has been filed as Exhibit 5.2 to the Amended Registration Statement.

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July 10, 2025 Page 2

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By:	Marc Rivera

Enclosures